UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Subject Company (Issuer))

COCA-COLA HBC AG

KAR-TESS HOLDING

(Name of Filing Persons (Offerors))

Ordinary shares of nominal value €1.01 per ordinary share
American depositary shares (ADSs), each ADS representing one ordinary share

(Title of Classes of Securities)

GRS104003009 (Ordinary Shares)

(ISIN of Class of Securities)

1912EP104 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number of Class of Securities)

Robert R. Rudolph Director Coca-Cola HBC AG Baarerstrasse 14 CH-6300 Zug Switzerland +41 41 561 32 43	Danielle Schroeder Director Kar-Tess Holding 21, Boulevard de la Petrusse L-2320 Luxembourg +352 48 81 81 310

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jan Gustavsson, Esq.
General Counsel, Director of Strategic
Development and Company Secretary
Coca-Cola Hellenic Bottling Company
S.A.
9 Fragoklissias Street
151 25 Maroussi, Athens, Greece
Tel. No.: 011-30-210-618-3137

George H. White, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Tel. No.: 011-44-20-7959-8900	Thomas N. O’Neill III, Esq. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom Tel. No.: 011-44-20-7456-2000	Bruce C. Bennett, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Tel. No.: (212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,228,065,571	$117,066.36

*                  Estimated for purposes of calculating the registration fee only. This amount is based on the product of (i) 158,058,526 ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”), including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares (“Coca-Cola Hellenic ADSs”), estimated to be acquired by Coca-Cola HBC AG (“Coca-Cola HBC”) upon the consummation of the U.S. offer if Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs are exchanged for all Coca-Cola HBC ordinary shares (“Coca-Cola HBC Shares”), including Coca-Cola HBC Shares represented by Coca-Cola HBC American depositary shares, offered in the U.S. offer and (ii) the average of the high and low prices of the Coca-Cola Hellenic Shares reported on the Athens Exchange on March 12, 2013, equal to €20.05 and translated in U.S. dollars at the cross rate €1.3034:US$1 as of March 12, 2013.

**            The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction valuation by 0.0001364.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$459,641.78	Form or Registration No.:	333-184685
Filing Party:	Coca-Cola HBC AG	Date Filed:	November 1, 2012

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            Third-party offer subject to Rule 14d-1.

☐              Issuer tender offer subject to Rule 13e-4.

☐              Going-private transaction subject to Rule 13e-3.

☐              Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐              Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐              Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 supplements Item 12 (but no other item) of the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on March 19, 2013, and amended on March 25, 2013, on March 27, 2013 and on April 16, 2013  by Coca-Cola HBC AG, a Swiss Aktiengesellschaft/société anonyme (“Coca-Cola HBC”), and Kar-Tess Holding, a société à responsabilité limitée organized under the laws of Luxembourg and currently the sole shareholder of Coca-Cola HBC. The Schedule TO, as amended from time to time, relates to the offer by Coca-Cola HBC to acquire all of the ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic Bottling Company S.A., a Greek corporation, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares, that Coca-Cola HBC does not hold directly or indirectly (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer and the Greek offer. The U.S. offer comprises an offer made pursuant to the offer to exchange/prospectus, dated March 19, 2013 (the “Offer to Exchange/Prospectus”) to (i) all holders of Coca-Cola Hellenic Shares located in the United States and (ii) all holders of Coca-Cola Hellenic ADSs, wherever located.

The Offer to Exchange/Prospectus forms part of Coca-Cola HBC’s Registration Statement on Form F-4 (Reg. No. 333-184685) filed with the Securities and Exchange Commission on November 1, 2012, as amended on December 4, 2012, December 17, 2012, December 19, 2012, February 26, 2013, March 6, 2013 and April 22, 2013 (the “Registration Statement”). The Registration Statement became effective on March 11, 2013.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby supplemented to include the following:

Exhibit No.	Description
(a)(1)(xxv)

Results announcement in connection with the Coca-Cola HBC exchange offer (incorporated by reference to the filing made by Coca-Cola HBC on April 22, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxvi)	Form of supplemental letter of transmittal (incorporated by reference to Exhibit 99.6 of the Registration Statement as amended by post-effective amendment filed on April 22, 2013).
(a)(1)(xxvii)	Statutory sell-out election form (incorporated by reference to Exhibit 99.7 of the Registration Statement as amended by post-effective amendment filed on April 22, 2013).
(a)(1)(xxviii)

Letter to holders of Coca-Cola Hellenic Shares regarding statutory right under Greek law to exchange or sell Coca-Cola Hellenic Shares (incorporated by reference to the filing made by Coca-Cola HBC on April 22, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxix)

Letter to holders of Coca-Cola Hellenic ADSs regarding statutory right under Greek law to exchange or sell Coca-Cola Hellenic ADSs (incorporated by reference to the filing made by Coca-Cola HBC on April 22, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Coca-Cola HBC AG

By:	/s/ ROBERT RYAN RUDOLPH
	Name:	Robert Ryan Rudolph
	Title:	Director and Principal Executive, Financial and Accounting Officer
	Date:	April 22, 2013

Kar-Tess Holding

By:	/s/ DANIELLE SCHROEDER
	Name:	Danielle Schroeder
	Title:	Director
	Date:	April 22, 2013

By:	/s/ ROBERT RYAN RUDOLPH
	Name:	Robert Ryan Rudolph
	Title:	Director
	Date:	April 22, 2013

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